

SECURI[...]SION

07001852

C M

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RECEIVED
MAR 2 2007
152

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67317

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SWEERTS & VAAS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

297 RED MILL ROAD
(No. and Street)

FREEHOLD (City) NY (State) 12431 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PHILIPPE CONTENT (646) 352-2388
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

TICE, BRUNELL & BAKER, CPA's
(Name – *if individual, state last, first, middle name*)

4 EXECUTIVE PARK DRIVE (Address) ALBANY (City) NY (State) 12203 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

APR 13 2007

THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

(See cover page)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, PHILIPPE CONTENT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SWEERTS & VAAS, LLC, as of DECEMBER 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

LLADIRA MARTINEZ
Notary Public, State of New York
No. 01MA6118894
Qualified in New York County
Commission Expires November 22, 2008



Signature

GENERAL MANAGER

Title

LLADIRA MARTINEZ
Notary Public, State of New York
No. 01MA6118894
Qualified in New York County
Commission Expires November 22, 2008



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition. (Balance Sheet)
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (Statement of Cash Flows)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital. (FOCUS REPORT)
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SWEERTS & VAAS, LLC

Financial Statements

For the Year Ended December 31, 2006

SWEERTS & VAAS, LLC

Table of Contents

ACCOUNTANT'S REVIEW REPORT

To The Members
Sweerts & Vaas, LLC
Freehold, New York

We have reviewed the accompanying balance sheet of SWEERTS & VAAS, LLC as of December 31, 2006 and the related statements of income, changes in members' equity, and of cash flows for the year then ended, in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. All information included in these financial statements is the representation of the management of Sweerts & Vaas, LLC.

A review consists principally of inquiries of company personnel and analytical procedures applied to financial data. It is substantially less in scope than an audit in accordance with auditing standards generally accepted in the United States of America, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Albany, New York
February 26, 2007

SWEERTS & VAAS, LLC
Balance Sheets
December 31, 2006

ASSETS

Current assets:		
Cash and cash equivalents	$	13,435
Accounts receivable		30,478
Total current assets		43,913
Property and equipment:		
Office equipment and furniture		2,712
Less accumulated depreciation		452
Net property and equipment		2,260
TOTAL ASSETS	$	46,173

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:		
Accounts payable	$	3,397
Other current liabilities		13
Total current liabilities		3,410
Members' equity		42,763
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	46,173

See Accountant's Review Report and Notes to Financial Statements.

SWEERTS & VAAS, LLC
Statement of Income
For the Year Ended December 31, 2006

REVENUE	$	167,599
EXPENSES		
Advertising and promotion		4,821
Bad debt expense		100,000
Depreciation		452
Dues and subscriptions		1,218
Health care benefits		8,218
Insurance		349
Legal and professional fees		6,384
Licenses and permits		11,795
Materials and supplies		4,272
Meals and entertainment		1,943
Office supplies and expenses		5,782
Postage and delivery		1,318
Printing and reproduction		1,996
Telephone		491
Travel		9,500
Other expenses		5,622
Total expenses		164,161
NET INCOME	$	3,438

See Accountant's Review Report and Notes to Financial Statements.

SWEERTS & VAAS, LLC
Statement of Cash Flows
For the Year Ended December 31, 2006

Cash flows from operating activities:		
Net income	$	3,438
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Depreciation		452
Changes in assets and liabilities:		
Accounts receivable		(30,478)
Accounts payable		3,397
Other current liabilities		13
Net cash provided (used) by operating activities		(23,178)
Cash flows from investing activities:		
Purchases of property and equipment		(2,712)
Cash flows from financing activities:		
Members' capital contributions		39,325
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		13,435
Cash and cash equivalents - beginning of year		-
CASH AND CASH EQUIVALENTS - END OF YEAR	$	13,435

See Accountant's Review Report and Notes to Financial Statements.

SWEERTS & VAAS, LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2006

	Philippe Content	Tracy Young	TOTAL
Balance - January 1, 2006	$ -	$ -	$ -
Capital contributions	19,662	19,663	39,325
Net income	1,719	1,719	3,438
BALANCE - DECEMBER 31, 2006	$ 21,381	$ 21,382	$ 42,763

See Accountant's Review Report and Notes to Financial Statements.

NOTE 1 - **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

This summary of significant accounting policies of Sweerts & Vaas, LLC (the "Company") is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to the accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

NATURE OF BUSINESS

The Company, which is a New York State limited liability company, began operations in 2006. The Company is engaged in providing management and consulting services to businesses and acts as a broker/dealer in sales and mergers of those businesses. These services are provided to clients around the globe and are not limited to one geographic area.

In addition, these financial statements include the activity of a separate and distinct line of business. In 2006, the Company also designed, imported and sold silk dresses for women. This separate line is doing business under the name "A Little Indulgence". In 2007, this separate line was spun off and separately incorporated. See Note 3 to these financial statements.

INCOME TAXES

The Company has elected to be taxed as a partnership under the Internal Revenue Code. As such, income taxes are not payable or provided for by the Company in these financial statements. Partners are taxed individually on their share of Company earnings.

Management has paid for health insurance benefits for the two members of the company. These benefits have been shown as a company expense in these financial statements. However, for income tax reporting purposes, these benefits would not be deductible to the company.

ACCOUNTING METHOD

The Company uses the accrual method of accounting for both financial reporting and tax return preparation purposes.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

CASH AND CASH EQUIVALENTS

For purposes of cash flows presentation, the Company considers currency on hand and demand deposits with financial institutions to be cash. The Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents.

ACCOUNTS RECEIVABLE

Customer accounts receivable are reported at the amount the Company expects to collect on balances outstanding at year-end. Management closely monitors outstanding balances and writes off, as of year-end, all balances that are not expected to be collected by the time the financial statements are issued.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using straight-line and accelerated methods over estimated useful lives of 3 to 7 years.

FAIR VALUE OF FINANCIAL INSTRUMENTS

Unless otherwise stated, the fair values of all reported assets and liabilities, which represent financial instruments, (none of which are held for trading purposes) approximate the carrying values of such amounts.

NOTE 2 – **OPERATIONAL EXPENSES**

Certain operational costs of the Company have been paid personally by the members and have not been reflected in these financial statements. These expenses include travel and related costs, office supplies, meals and entertainment, and the costs of communications.

NOTE 3 – **OPERATING SEGMENT INFORMATION**

In 2006, these financial statements include the activity of an unrelated business owned and operated by one of the members. This business, referred to as "A Little Indulgence", is in the business of designing, importing and selling of silk dresses. The financial information included in these financial statements that is directly related to "A Little Indulgence" is as follows:

REVENUE	$ 2,634
EXPENSES	
Materials and supplies	4,272
Postage and delivery	1,305
Travel	5,144
Other expenses	5,622
Total expenses	16,343
NET INCOME (LOSS)	($ 13,709)

FORM X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

Part IIA Quarterly 17a-5(a)

INFORMATION REQUIRED OF BROKERS AND DEALERS PURSUANT TO RULE 17

COVER

Select a filing method: Basic ⦿ Alternate ○ [0011]

Name of Broker Dealer: SWEERTS & VAAS LLC [0013]

SEC File Number: 8- 67317 [0014]

Address of Principal Place of Business: 297 RED MILL ROAD [0020]

FREEHOLD [0021] NY [0022] 12431 [0023]

Firm ID: 140507 [0015]

For Period Beginning 10/01/2006 [0024] And Ending 12/31/2006 [0025]

Name and telephone number of person to contact in regard to this report:

Name: James M. Kopley [0030] Phone: (609)720-0250 [0031]

Name(s) of subsidiaries or affiliates consolidated in this report:

Name: ______ [0032] Phone: ______ [0033]

Name: ______ [0034] Phone: ______ [0035]

Name: ______ [0036] Phone: ______ [0037]

Name: ______ [0038] Phone: ______ [0039]

Does respondent carry its own customer accounts? Yes ○ [0040] No ⦿ [0041]

Check here if respondent is filing an audited report ☑ [0042]

ASSETS

Consolidated ◯ [0198] Unconsolidated ◉ [0199]

		Allowable	Non-Allowable	Total
1.	Cash	13,435 [0200]		13,435 [0750]
2.	Receivables from brokers or dealers:			
	A. **Clearance account**	[0295]		
	B. **Other**	[0300]	[0550]	0 [0810]
3.	Receivables from non-customers	[0355]	[0600]	0 [0830]
4.	Securities and spot commodities owned, at market value:			
	A. **Exempted securities**	[0418]		
	B. **Debt securities**	[0419]		
	C. **Options**	[0420]		
	D. **Other securities**	[0424]		
	E. **Spot commodities**	[0430]		0 [0850]
5.	Securities and/or other investments not readily marketable:			
	A. **At cost** [0130]			
	B. **At estimated fair value**	[0440]	[0610]	0 [0860]
6.	Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[0460]	[0630]	0 [0880]
	A. **Exempted securities** [0150]			
	B. **Other securities** [0160]			

7. Secured demand notes market value of collateral:	[0470]	[0640]	0 [0890]
A. **Exempted securities** [0170]			
B. **Other securities** [0180]			
8. Memberships in exchanges:			
A. **Owned, at market** [0190]			
B. **Owned, at cost**		[0650]	
C. **Contributed for use of the company, at market value**		[0660]	0 [0900]
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships	[0480]	[0670]	0 [0910]
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	[0490]	[0680]	0 [0920]
11. Other assets	[0535]	30,478 [0735]	30,478 [0930]
12. **TOTAL ASSETS**	13,435 [0540]	30,478 [0740]	43,913 [0940]

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	[1045]	[1255]	0 [1470]
14. Payable to brokers or dealers:			
A. **Clearance account**	[1114]	[1315]	0 [1560]
B. **Other**	[1115]	[1305]	0 [1540]
15. Payable to non-customers	[1155]	[1355]	0 [1610]
16. Securities sold not yet purchased, at market value		[1360]	0 [1620]
17. Accounts payable, accrued liabilities, expenses and other	2,013 [1205]	[1385]	2,013 [1685]
18. Notes and mortgages payable:			
A. **Unsecured**	[1210]		0 [1690]
B. **Secured**	[1211]	[1390]	0 [1700]
19. Liabilities subordinated to claims of general creditors:			
A. **Cash borrowings:**		[1400]	0 [1710]
1. **from outsiders** [0970]			
2. **Includes equity subordination (15c3-1(d)) of** [0980]			
B. **Securities borrowings, at market value:**		[1410]	0 [1720]
from outsiders [0990]			
C. **Pursuant to secured demand note collateral agreements:**		[1420]	0 [1730]
1. **from outsiders**			

[1000]

2. Includes equity subordination (15c3-1(d)) of

[1010]

D.	Exchange memberships contributed for use of company, at market value		[1430]	0 [1740]
E.	Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	0 [1750]
20.	TOTAL LIABLITIES	2,013 [1230]	0 [1450]	2,013 [1760]

Ownership Equity

		Total
21.	Sole proprietorship	[1770]
22.	Partnership (limited partners ________ [1020])	41,900 [1780]
23.	Corporations:	
A.	Preferred stock	[1791]
B.	Common stock	[1792]
C.	Additional paid-in capital	[1793]
D.	Retained earnings	[1794]
E.	Total	0 [1795]
F.	Less capital stock in treasury	[1796]
24.	TOTAL OWNERSHIP EQUITY	41,900 [1800]
25.	TOTAL LIABILITIES AND OWNERSHIP EQUITY	43,913 [1810]

STATEMENT OF INCOME (LOSS)

Period Beginning 10/01/2006 [3932] Period Ending 12/31/2006 [3933] Number of months 3 [3931]

REVENUE

1.	Commissions:		
a.	**Commissions on transactions in exchange listed equity securities executed on an exchange**		[3935]
b.	**Commissions on listed option transactions**		[3938]
c.	**All other securities commissions**		[3939]
d.	**Total securities commissions**	0	[3940]
2.	Gains or losses on firm securities trading accounts		
a.	**From market making in options on a national securities exchange**		[3945]
b.	**From all other trading**		[3949]
c.	**Total gain (loss)**	0	[3950]
3.	Gains or losses on firm securities investment accounts		[3952]
4.	Profit (loss) from underwriting and selling groups		[3955]
5.	Revenue from sale of investment company shares		[3970]
6.	Commodities revenue		[3990]
7.	Fees for account supervision, investment advisory and administrative services		[3975]
8.	Other revenue	102,784	[3995]
9.	Total revenue	102,784	[4030]

EXPENSES

10.	Salaries and other employment costs for general partners and voting stockholder officers		[4120]
11.	Other employee compensation and benefits		[4115]
12.	Commissions paid to other broker-dealers		[4140]
13.	Interest expense		[4075]
a.	**Includes interest on accounts subject to subordination agreements** [4070]		
14.	Regulatory fees and expenses	7,785	[4195]
15.	Other expenses	120,345	[4100]
16.	Total expenses	128,130	

[4200]

NET INCOME

17.	Net Income(loss) before Federal Income taxes and items below (Item 9 less Item 16)		-25,346 [4210]
18.	Provision for Federal Income taxes (for parent only)		[4220]
19.	Equity in earnings (losses) of unconsolidated subsidiaries not included above		[4222]
	a. **After Federal income taxes of**	[4238]	
20.	Extraordinary gains (losses)		[4224]
	a. **After Federal income taxes of**	[4239]	
21.	Cumulative effect of changes in accounting principles		[4225]
22.	Net income (loss) after Federal income taxes and extraordinary items		-25,346 [4230]

MONTHLY INCOME

23.	Income (current monthly only) before provision for Federal income taxes and extraordinary items	-102,865 [4211]

EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k) ☑ [4550]
(1)--Limited business (mutual funds and/or variable annuities only)

B. (k) ☐ [4560]
(2)(i)--"Special Account for the Exclusive Benefit of customers" maintained

C. (k) ☐ [4570]
(2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s)

Clearing Firm SEC#s	Name	Product Code
8- ______ [4335A]	[4335A2]	[4335B]
8- ______ [4335C]	[4335C2]	[4335D]
8- ______ [4335E]	[4335E2]	[4335F]
8- ______ [4335G]	[4335G2]	[4335H]
8- ______ [4335I]	[4335I2]	[4335J]

D. (k) ☐ [4580]
(3)--Exempted by order of the Commission

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition		41,900 [3480]
2.	Deduct ownership equity not allowable for Net Capital		[3490]
3.	Total ownership equity qualified for Net Capital		41,900 [3500]
4.	Add:		
	A. **Liabilities subordinated to claims of general creditors allowable in computation of net capital**		0 [3520]
	B. **Other (deductions) or allowable credits (List)**		
	[3525A]	[3525B]	
	[3525C]	[3525D]	
	[3525E]	[3525F]	0 [3525]
5.	Total capital and allowable subordinated liabilities		41,900 [3530]
6.	Deductions and/or charges:		
	A. **Total nonallowable assets from Statement of Financial Condition (Notes B and C)**	30,478 [3540]	
	B. **Secured demand note deficiency**	[3590]	
	C. **Commodity futures contracts and spot commodities - proprietary capital charges**	[3600]	
	D. **Other deductions and/or charges**	[3610]	-30,478 [3620]
7.	Other additions and/or credits (List)		
	[3630A]	[3630B]	
	[3630C]	[3630D]	
	[3630E]	[3630F]	0 [3630]
8.	Net capital before haircuts on securities positions		11,422 [3640]
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):		
	A. **Contractual securities commitments**	[3660]	
	B. **Subordinated securities borrowings**	[3670]	
	C. **Trading and investment securities:**		

1. **Exempted securities** [3735]

2. **Debt securities** [3733]

3. **Options** [3730]

4. **Other securities** [3734]

D. **Undue Concentration** [3650]

E. **Other (List)**

[3736A]	[3736B]
[3736C]	[3736D]
[3736E]	[3736F]

0 [3736]	0 [3740]

10. Net Capital — 11,422 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	251 [3756]
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	5,000 [3758]
13.	Net capital requirement (greater of line 11 or 12)	5,000 [3760]
14.	Excess net capital (line 10 less 13)	6,422 [3770]
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	11,220 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition — 2,013 [3790]

17. Add:

A. **Drafts for immediate credit** [3800]

B. **Market value of securities borrowed for which no equivalent value is paid or credited** [3810]

C. **Other unrecorded amounts (List)**

	[3820A]	[3820B]	
	[3820C]	[3820D]	
	[3820E]	[3820F]	
		0 [3820]	0 [3830]
19. Total aggregate indebtedness			2,013 [3840]
20. Percentage of aggregate indebtedness to net capital (line 19 / line 10)		%	18 [3850]

OTHER RATIOS

21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	%	0 [3860]

SCHEDULED WITHDRAWALS

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual	Name of Lender or Contributor	Insider or Outsider	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	Withdrawal or Maturity Date (MMDDYYYY)	Expect to Renew
_ [4600]	[4601]	[4602]	[4603]	[4604]	[4605]
_ [4610]	[4611]	[4612]	[4613]	[4614]	[4615]
_ [4620]	[4621]	[4622]	[4623]	[4624]	[4625]
_ [4630]	[4631]	[4632]	[4633]	[4634]	[4635]
_ [4640]	[4641]	[4642]	[4643]	[4644]	[4645]
_ [4650]	[4651]	[4652]	[4653]	[4654]	[4655]
_ [4660]	[4661]	[4662]	[4663]	[4664]	[4665]
_ [4670]	[4671]	[4672]	[4673]	[4674]	[4675]
_ [4680]	[4681]	[4682]	[4683]	[4684]	[4685]
_ [4690]	[4691]	[4692]	[4693]	[4694]	[4695]
		TOTAL $	0 [4699]		

Omit Pennies

Instructions Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

Withdrawal Code	Description
1	Equity Capital
2	Subordinated Liabilities
3	Accruals
4	15c3-1(c)(2)(iv) Liabilities

STATEMENT OF CHANGES

STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance, beginning of period		42,046 [4240]
A.	**Net income (loss)**		-25,346 [4250]
B.	**Additions (includes non-conforming capital of**	[4262])	25,200 [4260]
C.	**Deductions (includes non-conforming capital of**	[4272])	[4270]
2.	Balance, end of period (From item 1800)		41,900 [4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period	[4300]
A.	**Increases**	[4310]
B.	**Decreases**	[4320]
4.	Balance, end of period (From item 3520)	0 [4330]

END